

May 30, 2012

<u>Via E-mail</u>
Mr. Michael J. Sewell
Chief Financial Officer, Senior Vice President and Treasurer
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014-5141

Re: Cincinnati Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 000-04604

Dear Mr. Sewell:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Gus Rodriguez

                              Gus Rodriguez
                              Accounting Branch Chief